UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Assured Equities V Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

Cecil R. VanDyke, 77 Acorn Avenue, Talmo, GA 30575, USA, (704) 361-2204

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.

Names of Reporting Persons. Cecil R. VanDyle, Director and President of Assured Equities IV Corporation.

I.R.S. Identification Nos. of above persons (entities only): 27-0173162

(Assured Equities IV Corporation)

2.

Check the Appropriate Box if a Member of a Group:

(a)

(b)

3.

SEC Use Only

4.

Source of Funds: BK

5.

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

6.

Citizenship or Place of Organization. United States

Number of Shares Bene-

7.

Sole Voting Power: shares of 100,000 Common Stock

ficially by Owned by

Each Reporting Person With

8.

Shared Voting Power: - 0 -

9.

Sole Dispositive Power: 100,000 shares of Common Stock

10.

Shared Dispositive Power: - 0 –

11.

Aggregate Amount Beneficially Owned by Each Reporting Person: 100,000 shares of Common Stock

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares.

13.

Percent of Class Represented by Amount in Row (11): 100%.

14.

Type of Reporting Person: CO